Form 10-K, Exhibit 13
period 1997-02-01
ABERCROMBIE & FITCH CO /DE/
filed 1997-04-30
CIK 1018840

                                                                      EXHIBIT 13
                                                                      ----------

                            Abercrombie & Fitch Co.

                               FINANCIAL SUMMARY

(Thousands except per share and per square foot amounts, ratios and store and associate data)

Fiscal Year                                    1996        1995*      1994        1993        1992        1991
---------------------------------------------------------------------------------------------------------------
Summary of Operations

Net Sales                                   $  335,372   $235,659   $165,463   $110,952    $ 85,301    $ 62,583
---------------------------------------------------------------------------------------------------------------
Gross Income                                $  123,766   $ 79,794   $ 56,820   $ 30,562    $ 13,413    $  9,665
---------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                     $   45,993   $ 23,798   $ 13,751   $ (4,064)   $(10,190)   $(11,603)
---------------------------------------------------------------------------------------------------------------
Operating Income (Loss) as a
Percentage of Sales                              13.7%      10.1%       8.3%      (3.7%)     (11.9%)     (18.5%)
---------------------------------------------------------------------------------------------------------------
Net Income (Loss)                           $   24,674   $ 14,298   $  8,251   $ (2,464)   $ (6,090)   $ (7,003)
---------------------------------------------------------------------------------------------------------------
Net Income (Loss) as a
Percentage of Sales                               7.4%       6.1%       5.0%      (2.2%)      (7.1%)     (11.2%)
---------------------------------------------------------------------------------------------------------------
Per Share Results
Net Income (Loss)                           $     0.54   $   0.33   $   0.19   $  (0.06)   $  (0.14)   $  (0.16)
---------------------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding             45,760     43,000     43,000     43,000      43,000      43,000
---------------------------------------------------------------------------------------------------------------
Other Financial Information
Total Assets                                $  105,761   $ 87,693   $ 58,018   $ 48,882    $ 61,626    $ 47,967
---------------------------------------------------------------------------------------------------------------
Return on Average Assets                           26%        20%        15%        (4%)       (11%)         -
---------------------------------------------------------------------------------------------------------------
Capital Expenditures                        $   24,323   $ 24,526   $ 12,603   $  4,694    $ 10,351    $  7,931
---------------------------------------------------------------------------------------------------------------
Long-Term Debt                              $   50,000          -          -          -           -           -
---------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Deficit)              $   11,238   $(22,622)  $(37,070)  $(45,341)   $(42,877)   $(36,787)
---------------------------------------------------------------------------------------------------------------
Comparable Store Sales Increase                    13%         5%        15%         6%          8%         10%
---------------------------------------------------------------------------------------------------------------
Sales per Selling Square Foot               $      373   $    354   $    350   $    301    $    276    $    261
---------------------------------------------------------------------------------------------------------------
Stores and Associates at End of Year
Total Number of Stores Open                        127        100         67         49          40          36
---------------------------------------------------------------------------------------------------------------
Selling Square Feet                          1,006,000    792,000    541,000    405,000     332,000     287,000
---------------------------------------------------------------------------------------------------------------
Number of Associates                             4,900      3,000      2,300      1,300         900         700
---------------------------------------------------------------------------------------------------------------

*Fifty-three week fiscal year.

                            Abercrombie & Fitch Co.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                           [BAR CHART APPEARS HERE]

                                  92    93    94     95    96
Comparable Store Sales Increase   8%    6%    15%    5%    13%


                                            92      93      94      95      96
Sales Per Average Store ($ in Thousands)  $2,245  $2,493  $2,853  $2,823  $2,955


RESULTS OF OPERATIONS Net sales for the thirteen-week fourth quarter were $139.2 million, an increase of 31% from $106.4 million for the fourteen-week fourth quarter a year ago. Operating income was $35.3 million, up 68% compared to $21.0 million last year. Earnings per share were $0.40, up 74%, from $0.23 on an adjusted basis last year.

  Net sales for the fiscal year ended February 1, 1997, increased 42% to $335.4 million from $235.7 million last year. Operating income for the year increased 93% to $46.0 million from $23.8 million in 1995. Earnings per share on an adjusted basis were $0.48 compared to $0.21 a year ago, an increase of 129%.

  The adjusted results presented below reflect: 1) 51.05 million post initial public offering ("IPO") shares outstanding; 2) interest expense on the Company's seasonal borrowing; and 3) interest expense on the Company's ongoing capital structure, which excludes interest expense on the Company's $150 million credit agreement. All of the borrowings under the credit agreement were repaid in the fourth quarter of 1996. The adjusted income data is presented below (thousands except per share amounts):


Fourth Quarter
                              --------------------------------------------------
                                 Adjusted     Adjusted       Actual       Actual
                              February 1,  February 3,  February 1,  February 3,
                                     1997         1996         1997         1996
--------------------------------------------------------------------------------
Operating income                  $35,342      $21,034      $35,342      $21,034
Interest expense                    1,125        1,488        1,125            -
--------------------------------------------------------------------------------
Income before income taxes         34,217       19,546       34,217       21,034
Provision for income taxes         13,700        7,820       13,700        8,400
--------------------------------------------------------------------------------
Net income                        $20,517      $11,726      $20,517      $12,634
================================================================================
Net income per share              $  0.40      $  0.23      $  0.40      $  0.29
================================================================================
Weighted average shares
 outstanding                       51,050       51,050       51,084       43,000
================================================================================


Year-to-Date
                                ------------------------------------------------
                                   Adjusted     Adjusted      Actual      Actual
                                February 1,  February 3, February 1, February 3,
                                       1997         1996        1997        1996
--------------------------------------------------------------------------------
Operating income                    $45,993      $23,798     $45,993     $23,798
Interest expense                      5,016        5,729       4,919           -
--------------------------------------------------------------------------------
Income before income taxes           40,977       18,069      41,074      23,798
Provision for income taxes           16,400        7,230      16,400       9,500
--------------------------------------------------------------------------------
Net income                          $24,577      $10,839     $24,674     $14,298
================================================================================
Net income per share                $  0.48      $  0.21     $  0.54     $  0.33
================================================================================
Weighted average shares
 outstanding                         51,050       51,050      45,760      43,000
================================================================================

                            Abercrombie & Fitch Co.


NET SALES Thirteen-week fourth quarter 1996 net sales as compared to net sales for the fourteen-week fourth quarter 1995 increased 31% to $139.2 million, due to an 8% increase in comparable store sales and sales attributable to new and remodeled stores. Comparable store sales increases were strong in both the men's and women's businesses. Sweaters were the best performing category in each business.

  In the fourteen-week fourth quarter 1995, net sales increased 43% to $106.4 million over the thirteen-week fourth quarter 1994. The increase was primarily attributable to sales from new and remodeled stores (34% of the total increase), a 5% increase in comparable store sales and the extra week in 1995.

  Net sales for 1996 increased 42% to $335.4 million over the fifty-three week 1995 fiscal year. The sales increase was attributable to the net addition of 27 stores and a 13% comparable store sales increase. Consistent with the Company's strategy, the women's business continued to increase as a proportion of the total business, with sweaters and pants the strongest performing categories. The men's business also achieved significant growth with its strongest categories being sweaters, pants and denim. Net sales per selling square foot for the total Company increased 5%.

  For the fifty-three week year 1995, net sales were $235.7 million, an increase of 42% from $165.5 million in 1994. Sales growth came primarily from the addition of 33 new stores, with a comparable store sales increase of 5%. Management believes that comparable store sales were negatively affected by overall softness in the retail industry. The fifty-third week accounted for 2% of the total sales increase. During 1995, the Company allocated more selling square footage per store to women's apparel, resulting in a significant increase in sales of women's apparel. Significant growth was achieved in women's shirts, knits and shorts. The total volume of the men's business increased, but to a lesser extent than the women's business, due to this reallocation of square footage. A very strong increase in men's outerwear was partially offset by a continuing de-emphasis of dress shirts and ties. The Company previously decided such merchandise was not consistent with the Company's focus on casual apparel. Net sales per selling square foot for the total Company increased 1%.

FINANCIAL SUMMARY

The following summarized financial data compares 1996 to the comparable periods for 1995 and 1994:

                                                                 % Change
                                                             --------------
                                                              1996-   1995-
                                                             --------------
                                   1996     1995     1994     1995    1994
                                  -----------------------------------------
Net sales (millions)              $335.4   $235.7   $165.5      42%     42%
---------------------------------------------------------------------------
Increase in comparable
 store sales                         13%       5%      15%
-------------------------------------------------------------
Sales increase attributable to
new and remodeled stores             29%      37%      34%
-------------------------------------------------------------
Sales per selling
 square foot                      $  373   $  354   $  350       5%      1%
---------------------------------------------------------------------------
Sales per average store
 (thousands)                      $2,955   $2,823   $2,853       5%     (1%)
---------------------------------------------------------------------------
Average store size at
 year end (selling
 square feet)                      7,921    7,920    8,075       0%     (2%)
---------------------------------------------------------------------------
Selling square feet at
 year end
 (thousands)                       1,006      792      541      27%     46%
---------------------------------------------------------------------------
Number of Stores
Beginning of year                    100       67       49
 Opened                               29       33       20
 Closed                               (2)       -       (2)
-------------------------------------------------------------
End of year                          127      100       67
===========================================================================

                            Abercrombie & Fitch Co.


Sales per Selling Square Foot

[BAR GRAPH APPEARS HERE]


          92              93          94         95         96
----------------------------------------------------------------
        $276             $301        $350       $354        $373

GROSS INCOME Gross income increased, as a percentage of net sales, to 43.0% for the fourth quarter of 1996 from 37.4% for the same period in 1995. The increase was due to a significant increase in merchandise margins (representing gross income before the deduction of buying and occupancy costs) and a reduction in buying and occupancy costs, as a percentage of net sales. The increase in merchandise margins was the result of higher initial markups (IMU). The decrease in buying and occupancy costs is primarily attributable to higher sales productivity associated with the 8% increase in comparable store sales.

  Gross income decreased as a percentage of net sales to 37.4% for the fourth quarter 1995 from 41.8% for the same period in 1994. Merchandise margins, expressed as a percentage of net sales, decreased, due principally to higher markdowns in 1995 as the retail environment during the 1995 Holiday season was very promotional. Buying and occupancy costs rose as a percentage of net sales.

  For the year, the gross income rate increased to 36.9% in 1996 from 33.9% in 1995. Merchandise margins, expressed as a percentage of net sales, improved due to a higher IMU in both the men's and women's businesses. Buying and occupancy costs, expressed as a percentage of net sales, declined due to a 13% increase in comparable store sales, including a 5% increase in net sales per selling square foot.

  In 1995, gross income, expressed as a percentage of net sales, was 33.9%, which represented a 0.4% decrease from the 34.3% level in 1994. The decrease was primarily attributable to an increase in buying and occupancy costs. Merchandise margins were up slightly for the period.

                            Abercrombie & Fitch Co.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES General, administrative and store operating expenses, expressed as a percentage of net sales, were 17.6% in the fourth quarter of 1996 and 17.7% in the comparable period in 1995. The improvement resulted primarily from the favorable leveraging of expenses over higher sales volume.

  For the year, general, administrative and store operating expenses, expressed as a percentage of net sales, were 23.2%, 23.8% and 26.0% for 1996, 1995 and 1994, respectively. The improvement during the three-year period resulted from management's continued emphasis on expense control and the favorable leveraging of store and home office expenses.

OPERATING INCOME Operating income, as a percentage of net sales, was 13.7%, 10.1% and 8.3% for 1996, 1995 and 1994. The improvement was the result of higher merchandise margins coupled with lower general, administrative and store operating expenses, as a percentage of net sales. Sales volume and gross income have increased at a faster rate than general, administrative and store operating expenses as the Company continues to emphasize cost controls.

INTEREST EXPENSE In 1996, the Company incurred $1.1 million and $4.9 million in net interest expense for the fourth quarter and year, whereas no expense was recognized for the comparable periods in 1995 and 1994. Interest expense for 1996 is comprised of $2.3 million on the $50 million long-term debt. The balance was primarily from interest on short-term borrowings.

FINANCIAL CONDITION The Company's continuing growth in operating income provides evidence of financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows.

LIQUIDITY AND CAPITAL RESOURCES Cash provided by operating activities and cash funding from The Limited, Inc.'s centralized cash management system provided the resources to support operations, including seasonal requirements and capital expenditures. A summary of the Company's working capital position and capitalization follows (thousands):

                                            1996          1995           1994
-----------------------------------------------------------------------------
Cash provided by operating activities    $46,836      $ 12,714       $ 20,155
-----------------------------------------------------------------------------
Working capital                          $ 1,288      $(70,940)      $  4,882
-----------------------------------------------------------------------------
Capitalization:
 Long-term debt                          $50,000      $      -       $      -
 Shareholders' equity (deficit)           11,238      $(22,622)      $(37,070)
-----------------------------------------------------------------------------
Total capitalization                     $61,238      $(22,622)      $(37,070)
=============================================================================

 The Company considers the following to be measures of liquidity and capital resources:

                                            1996          1995           1994
------------------------------------------------------------------------------
Debt-to-capitalization ratio
 (long-term debt divided by
  total capitalization)                      82%           n/m            n/m
------------------------------------------------------------------------------
Cash flow to capital investment
 (net cash provided by operating
  activities divided by capital
  expenditures)                             193%           52%           160%
==============================================================================
n/m=not meaningful

  Net cash provided by operating activities totaled $46.8 million, $12.7 million and $20.2 million for 1996, 1995 and 1994.

  The Company has consistently improved its financial performance as evidenced
by the past three years' net income growth.   Cash requirements for inventory
increased over the three-year period, supporting the sales growth. In 1996, accounts payable and accrued expenses increased principally as a result of increases of $1.8 million of accrued rent, $2.0 million of merchandise payables and $2.2 million of accrued interest. Prior to 1996, the Company had no direct debt and paid no interest. Also in 1996, cash provided by income taxes was $4.2 million due to the timing of tax payments in relation to fourth quarter earnings.

                            Abercrombie & Fitch Co.

  Investing activities were all for capital expenditures, which were primarily for new stores.

  Financing activities in 1996 include $150 million in proceeds from borrowings under a bank credit agreement, which along with the $8.6 million working capital note, were later repaid, with funds made available from the IPO and cash flow from operations. Proceeds of the $150 million bank credit agreement were used to repay $91 million of intercompany debt and $32 million of trademark obligations and fund a $27 million dividend to The Limited, Inc. Other financing activities were due to intercompany and cash management account activity (see Note 8).

CAPITAL EXPENDITURES Capital expenditures, primarily for new and remodeled stores, amounted to $24.3 million, $24.5 million and $12.6 million for 1996, 1995 and 1994.
    The Company anticipates spending $26 to $31 million in 1997 for capital expenditures, of which $24 to $28 million will be for new stores, the remodel and/or expansion of existing stores and related improvements. The Company intends to add approximately 220,000 selling square feet in 1997, which will represent a 22% increase over year-end 1996. It is anticipated the increase will result from the addition of 28 new stores and the remodeling and/or expansion of three stores. The Company expects that substantially all future capital expenditures will be funded by net cash provided by operating activities.

IMPACT OF INFLATION The Company's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on its results of operations and financial condition have been minor.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report, the Company's Form 10-K or made by management of the Company involves risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 1997 and beyond to differ materially from those expressed or implied in any such forward-looking statements: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.

                            Abercrombie & Fitch Co.

                       CONSOLIDATED STATEMENTS OF INCOME


(Thousands except per share amounts)                                     1996              1995             1994
-----------------------------------------------------------------------------------------------------------------
Net Sales                                                             $335,372          $235,659         $165,463
Cost of Goods Sold, Occupancy and Buying Costs                         211,606           155,865          108,643
-----------------------------------------------------------------------------------------------------------------
Gross Income                                                           123,766            79,794           56,820
General, Administrative and Store Operating Expenses                    77,773            55,996           43,069
-----------------------------------------------------------------------------------------------------------------
Operating Income                                                        45,993            23,798           13,751
Interest Expense, Net                                                    4,919                 -                -
-----------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                              41,074            23,798           13,751
Provision for Income Taxes                                              16,400             9,500            5,500
-----------------------------------------------------------------------------------------------------------------
Net Income                                                            $ 24,674          $ 14,298         $  8,251
=================================================================================================================
Net Income Per Share                                                  $    .54          $    .33         $    .19
=================================================================================================================

The accompanying Notes are an integral part of these Consolidated Financial Statements.



Net Sales ($ in Millions)

[BAR GRAPH APPEARS HERE]

                            Abercrombie & Fitch Co.


                          CONSOLIDATED BALANCE SHEETS


(Thousands)                                February 1, 1997   February 3, 1996
------------------------------------------------------------------------------
Assets
Current Assets
Cash                                              $   1,945           $    874
Accounts Receivable                                   2,102              3,617
Inventories                                          34,943             30,388
Store Supplies                                        5,300              3,529
Other                                                   588                448
------------------------------------------------------------------------------
Total Current Assets                                 44,878             38,856
------------------------------------------------------------------------------
Property and Equipment, Net                          58,992             47,203
------------------------------------------------------------------------------
Deferred Income Taxes                                 1,885              1,624
------------------------------------------------------------------------------
Other Assets                                              6                 10
------------------------------------------------------------------------------
Total Assets                                      $ 105,761           $ 87,693
==============================================================================

Liabilities and Shareholders' Equity
 (Deficit)
Current Liabilities
Accounts Payable                                  $   6,414           $  4,359
Accrued Expenses                                     22,388             14,500
Intercompany Payable                                  5,417             86,045
Income Taxes Payable                                  9,371              4,892
------------------------------------------------------------------------------
Total Current Liabilities                            43,590            109,796
------------------------------------------------------------------------------
Long-Term Debt                                       50,000                  -
------------------------------------------------------------------------------
Other Long-Term Liabilities                             933                519
------------------------------------------------------------------------------
Shareholders' Equity (Deficit)
Common Stock                                            511                  -
Paid-In Capital                                     117,980                305
Retained Earnings (Deficit)                        (107,253)           (22,927)
------------------------------------------------------------------------------
Total Shareholders' Equity (Deficit)                 11,238            (22,622)
------------------------------------------------------------------------------
Total Liabilities and Shareholders'
 Equity (Deficit)                                 $ 105,761           $ 87,693
==============================================================================

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                            Abercrombie & Fitch Co.


           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                                    Common Stock
                                                                --------------------
                                                                                                      Retained                Total
                                                                      Shares     Par    Paid-In       Earnings        Shareholders'
(Thousands)                                                      Outstanding   Value    Capital      (Deficit)     Equity (Deficit)
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 29, 1994                                             43,000       -   $    135      $ (45,476)           $(45,341)
----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                 -       -          -          8,251               8,251
Other                                                                      -       -         20              -                  20
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 28, 1995                                             43,000       -   $    155      $ (37,225)           $(37,070)
----------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                 -       -          -         14,298              14,298
Other                                                                      -       -        150              -                 150
----------------------------------------------------------------------------------------------------------------------------------
Balance, February 3, 1996                                             43,000       -   $    305      $ (22,927)           $(22,622)
----------------------------------------------------------------------------------------------------------------------------------
Transfer of Equity to Debt ($50,000 Long-Term Debt
  and $32,000 Short-Term Borrowings)                                       -       -          -        (82,000)            (82,000)
Cash Dividend to Parent Prior
  to Initial Public Offering                                               -       -          -        (27,000)            (27,000)
Sale of Common Stock in Initial Public Offering                        8,050    $511    117,667              -             118,178
Net Income                                                                 -       -          -         24,674              24,674
Other                                                                      -       -          8              -                   8
----------------------------------------------------------------------------------------------------------------------------------
Balance, February 1, 1997                                             51,050    $511   $117,980      $(107,253)           $ 11,238
==================================================================================================================================

The accompanying Notes are an integral part of these Consolidated Financial Statements.

                            Abercrombie & Fitch Co.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



(Thousands)                                         1996         1995         1994
----------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net Income                                     $  24,674     $ 14,298     $  8,251
Impact of Other Operating Activities on
 Cash Flows
Depreciation and Amortization                     11,759        9,104        7,799
Change in Assets and Liabilities
Accounts Receivable                                1,515           15       (2,058)
Inventories                                       (4,555)     (13,837)      (6,499)
Accounts Payable and Accrued Expenses              9,943        4,069        4,117
Income Taxes                                       4,218       (2,525)       6,391
Other Assets and Liabilities                        (718)       1,590        2,154
----------------------------------------------------------------------------------
Net Cash Provided by Operating Activities         46,836       12,714       20,155
Cash Used for Investing Activities
----------------------------------------------------------------------------------
Capital Expenditures                             (24,323)     (24,526)     (12,603)
----------------------------------------------------------------------------------
Financing Activities
Increase (Decrease) in Intercompany Payable       18,988       11,944       (7,387)
Dividend Paid to Parent                          (27,000)           -            -
Net Proceeds from Issuance of Common Stock       118,178            -            -
Proceeds from Credit Agreement                   150,000            -            -
Repayment of Credit Agreement                   (150,000)           -            -
Repayment of Trademark Obligations               (32,000)           -            -
Repayment of Intercompany Debt                   (91,000)           -            -
Repayment of Working Capital Note                 (8,616)           -            -
Other Changes in Shareholders' Equity
 (Deficit)                                             8          150           20
----------------------------------------------------------------------------------
Net Cash Provided by (Used for) Financing
 Activities                                      (21,442)      12,094       (7,367)
----------------------------------------------------------------------------------
Net Increase in Cash                               1,071          282          185
Cash, Beginning of Year                              874          592          407
----------------------------------------------------------------------------------
Cash, End of Year                              $   1,945     $    874     $    592
==================================================================================

The accompanying Notes are an integral part of these Consolidated Financial
 Statements.

                            Abercrombie & Fitch Co.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. BASIS OF PRESENTATION Abercrombie & Fitch Co. (the "Company") was incorporated on June 26, 1996, and on July 15, 1996 acquired the stock of Abercrombie & Fitch Holdings, the parent company of the Abercrombie & Fitch Business, and A&F Trademark, Inc., in exchange for 43 million shares of Class B Common Stock issued to The Limited, Inc. ("The Limited"). The Company is a specialty retailer of high quality, casual apparel for men and women with an active, youthful lifestyle. The business was established in 1892 and subsequently acquired by The Limited in 1988.

  An initial public offering (the "Offering") of 8.05 million shares of the Company's Class A Common Stock, including the sale of 1.05 million shares pursuant to the exercise by the underwriters of their options to purchase additional shares, was consummated on October 1, 1996. As a result of the Offering, 84.2% of the outstanding common stock of the Company is owned by The Limited.

  The net proceeds received by the Company from the Offering, approximating $118.2 million, and cash from operations were used to repay the borrowings under a $150 million credit agreement.

  The accompanying consolidated financial statements include the historical financial statements of, and transactions applicable to the Company and its subsidiaries and reflect the assets, liabilities, results of operations and cash flows on a historical cost basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and all significant subsidiaries which are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January
31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 1996 and 1994 represent the fifty-two week periods ended February 1, 1997 and January 28, 1995. The results for fiscal year 1995 represent the fifty-three week period ended February 3, 1996.

STORE SUPPLIES The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags and point-of-sale supplies are capitalized at the store opening date. Subsequent shipments are expensed except for new merchandise presentation programs which are capitalized.

INVENTORY Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

PROPERTY & EQUIPMENT Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-15 years for building improvements and 3-10 years for other property and equipment. Beneficial leaseholds represent the present value of the excess of fair market rent over contractual rent of existing stores at the 1988 purchase of the Company by The Limited and are being amortized over the lives of the related leases. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

SHAREHOLDERS' EQUITY At February 1, 1997, there were 150 million of $.01 par value class A shares and 150 million of $.01 par value of class B shares authorized, of which 8.05 million shares and 43 million shares, respectively, were issued and outstanding. In addition there were 15 million of $.01 par value preferred shares authorized, none of which have been issued.
  Holders of Class A Common Stock generally have identical rights to holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to three votes per share on all matters submitted to a vote of shareholders. Each share of Class B Common Stock is convertible while held by The

                            Abercrombie & Fitch Co.


Limited or any of its subsidiaries into one share of Class A Common Stock.

REVENUE RECOGNITION Sales are recorded upon purchase by customers.

INCOME TAXES Income taxes are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

  Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  The Company is included in The Limited's consolidated federal and certain state income tax groups for income tax reporting purposes and is responsible for its proportionate share of income taxes calculated upon its federal taxable income at a current estimate of the annual effective tax rate.

ADVERTISING Advertising costs consist of in-store photographs and advertising in selected national publications and are expensed when the photographs or publications first appear. Advertising costs amounted to $4.1 million in 1996, $3.1 million in 1995 and $1.2 million in 1994.

STORE PRE-OPENING EXPENSES Pre-opening expenses related to new store openings are charged to operations as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS The recorded values of current assets and current liabilities, including accounts receivable and accounts payable, approximate fair value due to the short maturity and because the average interest rate approximates current market origination rates.

  The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturity. The estimated fair value of the Company's long-term debt at February 1, 1997 was $50.6 million.

NET INCOME PER SHARE Net income per share is computed based upon the weighted average number of outstanding common shares, including the effect of stock options. The common stock issued to The Limited (43 million Class B shares) in connection with the incorporation of the Company is assumed to have been outstanding for all periods presented. There were 45.8 million weighted average shares outstanding for 1996.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

3. PROPERTY AND EQUIPMENT Property and equipment, at cost, consisted of (thousands):

                                                       1996     1995
--------------------------------------------------------------------
Furniture, fixtures and equipment                  $ 88,248  $71,590
--------------------------------------------------------------------
Beneficial leaseholds                                 7,925    7,925
--------------------------------------------------------------------
Building improvements and leaseholds                  5,565    1,267
--------------------------------------------------------------------
Construction in progress                                181       85
--------------------------------------------------------------------
Total                                              $101,919  $80,867
--------------------------------------------------------------------
Less: accumulated depreciation and amortization      42,927   33,664
--------------------------------------------------------------------
Property and equipment, net                        $ 58,992  $47,203
====================================================================

4. LEASED FACILITIES AND COMMITMENTS Annual store rent is comprised of a fixed minimum amount, plus contingent rent based upon a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

                            Abercrombie & Fitch Co.


 A summary of rent expense for 1996, 1995 and 1994 follows (thousands):

                                         1996     1995     1994
---------------------------------------------------------------
Store rent:
 Fixed minimum                        $24,599  $17,465  $11,308
 Contingent                             1,620    1,322    1,475
---------------------------------------------------------------
Total store rent                      $26,219  $18,787  $12,783
Buildings, equipment and other          1,229    1,058      613
---------------------------------------------------------------
Total rent expense                    $27,448  $19,845  $13,396
===============================================================

  Rent expense includes charges from The Limited and other divisions of The Limited for space under formal agreements, which approximate market rates. At February 1, 1997, the Company was committed to noncancelable leases with remaining terms of one to fifteen years. These commitments include store leases with initial terms ranging from ten to fifteen years and offices and a distribution center leased from an affiliate of The Limited with an initial term of 15 years. A majority of the Company's store leases are guaranteed by The Limited. A summary of minimum rent commitments under noncancelable leases follows (thousands):

         1997                           $ 29,655
         1998                             29,684
         1999                             30,029
         2000                             30,149
         2001                             30,331
         Thereafter                      156,428

5. ACCRUED EXPENSES Accrued expenses consisted of the following (thousands):

                                                              1996     1995
---------------------------------------------------------------------------
Accrued rent                                              $  4,639  $ 2,872
Accrued compensation                                         4,260    3,025
Accrued interest                                             2,162        -
Accrued taxes, other than income                             1,689    1,882
Other                                                        9,638    6,721
---------------------------------------------------------------------------
Total                                                     $ 22,388  $14,500
===========================================================================


6. INCOME TAXES The provision for income taxes consisted of (thousands):

                                                        1996     1995     1994
------------------------------------------------------------------------------
Currently payable:
 Federal                                             $13,800   $6,900   $4,300
 State                                                 1,300    1,700    1,100
------------------------------------------------------------------------------
                                                     $15,100   $8,600   $5,400
------------------------------------------------------------------------------
Deferred:
 Federal                                                (400)     700      100
 State                                                 1,700      200        -
------------------------------------------------------------------------------
                                                     $ 1,300   $  900   $  100
------------------------------------------------------------------------------
Total provision                                      $16,400   $9,500   $5,500
==============================================================================


 A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:


                                                        1996     1995     1994
------------------------------------------------------------------------------
Federal income tax rate                                 35.0%    35.0%    35.0%
State income tax, net of Federal
   income tax effect                                     4.7      5.2      5.2
Other items, net                                         0.2     (0.3)    (0.2)
------------------------------------------------------------------------------
                                                        39.9%    39.9%    40.0%
==============================================================================

  Income taxes payable included current deferred tax assets of $1.2 million at February 1, 1997 and February 3, 1996.

  Current income tax obligations are treated as having been settled through the intercompany accounts as if the Company were filing its income tax returns on a separate company basis. Such amounts were $10.6 million and $7.5 million in 1996 and 1995.

  The effect of temporary differences which give rise to deferred income tax assets was as follows (thousands):


                                 1996    1995
---------------------------------------------
Fixed assets                   $1,480  $1,159
Accrued expenses                1,343   1,504
Other, net                        270     169
---------------------------------------------
Total deferred income taxes    $3,093  $2,832
=============================================


                            Abercrombie & Fitch Co.


   No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

   The Internal Revenue Service has assessed The Limited for additional taxes and interest for years 1989-1992. The portion of the assessment relating to the Company was based on treatment of construction allowances. The Limited has made deposits to mitigate further interest being assessed, and management believes these deposits are sufficient to mitigate any further exposure. The Limited has allocated a portion of the deposit to the Company which is included in deferred tax assets.

7. LONG-TERM DEBT Long-term debt consists of a 7.80% unsecured note in the amount of $50 million that matures May 15, 2002, and represents the Company's proportionate share of certain long-term debt of The Limited. The interest rate and maturity of the note parallels that of corresponding debt of The Limited. The note is to be automatically prepaid concurrently with any prepayment of the corresponding debt of The Limited. The note is not subject to early redemption by The Limited.

8. RELATED PARTY TRANSACTIONS Transactions between the Company, The Limited, and its subsidiaries and affiliates commonly occur in the normal course of business and principally consist of the following:

        Merchandise purchases
        Real estate leasing
        Capital expenditures
        Inbound and outbound transportation
        Corporate services

Information with regard to these transactions is as follows: Significant purchases are made from Mast, a wholly-owned subsidiary of The Limited. Purchases are also made from Gryphon, an indirect subsidiary of The Limited. Mast is a contract manufacturer and apparel importer while Gryphon is a developer of fragrance and personal care products and also a contract manufacturer. Prices are negotiated on a competitive basis by merchants of the Company with Mast, Gryphon and the manufacturers.

   The Company's real estate operations, including all aspects of lease negotiations and ongoing dealings with landlords and developers, are handled centrally by the Real Estate Division of The Limited ("Real Estate Division"). Real Estate Division expenses are allocated to the Company based on a combination of new and remodeled store construction projects and open selling square feet.

   The Company's store design and construction operations are coordinated centrally by the Store Planning Division of The Limited ("Store Planning Division"). The Store Planning Division facilitates the design and construction of the stores and upon completion transfers the stores to the Company at actual cost. Store Planning Division expenses are charged to the Company based on a combination of new and remodeled store construction projects and open selling square feet.

   The Company's inbound and outbound transportation expenses are managed centrally by Limited Distribution Services ("LDS"), a wholly-owned subsidiary of The Limited. Inbound freight is charged to the Company based on actual receipts, while outbound freight is charged on a percentage of cartons shipped basis.

   The Limited provides certain services to the Company including, among other things, aircraft, tax, treasury, legal, corporate secretary, accounting, auditing, corporate development, risk management, associate benefit plan administration, human resource and compensation, government affairs and public relation services. Identifiable costs are charged directly to the Company. All other services-related costs not specifically attributable to the Company business have been allocated to the Company based upon a percentage of sales.

   The Company participates in The Limited's centralized cash management system. Under this system, cash received from the Company's operations is transferred to The Limited's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. For all periods presented, intercompany transactions have been reported as financing activities in the accompanying consolidated statements of cash flows. Effective July 11, 1996, the intercompany accounts became an interest bearing liability or an interest earning asset. Interest on the intercompany account is calculated based on the Federal Reserve AA Composite 30-day rate.

   The Company is charged rent expense, common area maintenance charges and utilities for stores shared with other consolidated subsidiaries of The Limited. The charges are based on

                            Abercrombie & Fitch Co.

square footage and represent the proportionate share of the underlying leases with third parties.

   The Company is also charged rent expense and utilities for the distribution and home office space occupied (which approximates fair market value).

   The Company and The Limited have entered into intercompany agreements which establish the provision of services in accordance with the terms described above. The prices charged to the Company for services provided under these agreements may be higher or lower than prices that may be charged by third parties. It is not practicable, therefore, to estimate what these costs would be if The Limited were not providing these services and the Company was required to purchase these services from outsiders or develop internal expertise. Management believes the charges and allocations described above are fair and reasonable.

   The following table summarizes the related party transactions between the Company and The Limited and its subsidiaries, for the years indicated (thousands):


                                              1996          1995          1994
-------------------------------------------------------------------------------
Mast and Gryphon purchases                  $61,776       $35,167       $25,325
Capital expenditures                         20,839        20,280        10,519
Inbound and outbound transportation           3,326         2,869         2,153
Corporate charges                             3,989         4,019         2,865
Store leases and other occupancy              1,509         1,397           380
Distribution center, MIS and home
    office expenses                           2,696         2,564         1,676
Centrally managed benefits                    1,722         2,417         1,289
Interest charges                              2,190             -             -
-------------------------------------------------------------------------------
                                            $98,047       $68,713       $44,207
===============================================================================

   The Company has no arrangements with The Limited which result in the Company's guarantee, pledge of assets or stock to provide security for The Limited's debt obligations.

9. STOCK OPTIONS AND RESTRICTED STOCK The Company has established a stock plan for officers and key associates. The stock plan provides for awards with respect to a maximum of 3,500,000 shares of Class A Common Stock during the term of the stock plan. No associate may be granted in any calendar year awards covering more than 400,000 shares of Class A Common Stock.

   In 1996, certain executive officers and key associates received options, with a maximum term of ten years, to purchase an aggregate of up to 240,000 shares of the Company's Class A Common Stock under the stock plan. Options generally vest in annual increments of 25% commencing on various dates beginning with the first anniversary of the grant date. The exercise price of these options is equal to the IPO price of $16 per share.

   The Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," effective with the 1996 financial statements, but elected to continue to measure compensation expense in accordance with APB Opinion No. 25. Accordingly, no compensation expense for stock options has been recognized. If compensation expense had been determined based on the estimated fair value of options granted in 1996, consistent with the methodology in SFAS 123, the pro-forma effects on the Company's net income and net income per share for the four months the options were outstanding would have been immaterial.

   Certain officers and key associates were granted restricted stock under The Limited's stock plans, of which approximately 61,000 shares remain outstanding. An additional 36,000 restricted shares of the Company's Class A Common Stock were granted based on the Company's performance in the Fall season of 1996. These restricted shares generally vest on a graduated scale over four years.

   Additionally, in consideration for the cancellation of certain previously granted restricted shares of The Limited's common stock, certain executive officers and key associates were granted an aggregate of 49,500 restricted shares of the Company's Class A Common Stock under the stock plan. These restricted shares vest on the fifth anniversary of their original issuance. Compensation expense related to restricted awards has been reflected in the financial statements and amounted to $547 thousand in 1996, $437 thousand in 1995 and $224 thousand in 1994.

                            Abercrombie & Fitch Co.



10. RETIREMENT BENEFITS The Company participates in a defined contribution retirement plan sponsored by The Limited. Participation in this plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. The Company's contributions to this plan are based on a percentage of associates' annual compensation. The cost of this plan was $706 thousand in 1996, $549 thousand in 1995 and $343 thousand in 1994.

11. QUARTERLY FINANCIAL DATA (UNAUDITED) Summarized quarterly financial results for 1996 and 1995 follow (thousands except per share amounts):


1996 Quarter                           First      Second      Third      Fourth
--------------------------------------------------------------------------------
Net sales                             $51,020     $57,431    $87,688    $139,233
--------------------------------------------------------------------------------
Gross income                           14,894      18,052     30,957      59,863
--------------------------------------------------------------------------------
Net income (loss)                        (199)        374      3,982      20,517
--------------------------------------------------------------------------------
Net income (loss) per share           $   .00     $   .01    $   .09    $    .40
--------------------------------------------------------------------------------
1995 Quarter
--------------------------------------------------------------------------------
Net sales                             $33,377     $38,668    $57,222    $106,392
--------------------------------------------------------------------------------
Gross income                            8,428      12,023     19,503      39,840
--------------------------------------------------------------------------------
Net income (loss)                      (1,169)        250      2,583      12,634
--------------------------------------------------------------------------------
Net income (loss) per share           $  (.03)    $   .01    $   .06    $    .29
--------------------------------------------------------------------------------


MARKET PRICE INFORMATION The following is a summary of market price since the Company was originally listed on the New York Stock Exchange ("ANF") on September 26, 1996:

                                                Market Price
                                ------------------------------------------------
                                           High                 Low
                                ------------------------------------------------
Fiscal Year End 1996
--------------------------------------------------------------------------------
4th Quarter                               $23 3/4              $12 5/8
3rd Quarter                               $26 1/4              $21 3/4

On February 1, 1997, there were approximately 1,000 shareholders of record.

                            Abercrombie & Fitch Co.


                       REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF ABERCROMBIE & FITCH CO.

We have audited the accompanying consolidated balance sheets of Abercrombie and Fitch Co. and subsidiaries as of February 1, 1997 and February 3, 1996 and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the three fiscal years in the period ended February 1, 1997 (appearing on pages 21 through 30). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Abercrombie & Fitch Co. and subsidiaries as of February 1, 1997 and February 3, 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 1, 1997, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Columbus, Ohio
February 24, 1997


                              COMPANY INFORMATION


COMPANY INFORMATION

Abercrombie & Fitch
Four Limited Parkway East
Reynoldsburg, Ohio 43068
(614) 577-6500
www.abercrombie.com


ANNUAL MEETING

The First Annual Meeting of Shareholders is scheduled for
9:30 A.M., Tuesday, May 20, 1997 at Abercrombie & Fitch,
Four Limited Parkway East, Reynoldsburg, Ohio 43068.


STOCK EXCHANGE LISTING
New York Stock Exchange (Trading Symbol "ANF"), commonly listed in newspapers as AberFit.


INDEPENDENT ACCOUNTANTS

Coopers & Lybrand L.L.P., Columbus, Ohio


10-K REPORT

A copy of form 10-K is available without charge upon written request to Tom Katzenmeyer, Director of Investor Relations,
Abercrombie & Fitch, Four Limited Parkway East,
Reynoldsburg, Ohio 43068.


STOCK TRANSFER AGENT, REGISTRAR AND
DIVIDEND AGENT

First Chicago Trust Company of New York
P.O. Box 2500, Jersey City, New Jersey 07303-2500


INFORMATION REQUESTS

Please call (614) 577-6500 or write Tom Katzenmeyer at the Company Offices address listed above.


ABERCROMBIE & FITCH

Initial Public Offering: September 26, 1996
Number of Associates: 4,900
Approximate Shareholder Base: 1,000